UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission file number: 001-39360

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

Floor 4, Building 1, No. 311, Yanxin Road

Huishan District, Wuxi

Jiangsu Province, PRC 214000

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On July 22, 2024, the Board of Directors (the “Board”) of Skillful Craftsman Education Technology Limited (the “Company”) appointed Mr. Peng Wang as a member of the Board and Mr. Bin Fu, the Chief Executive Officer and a member of the Board as the Chairman of the Board to fill the vacancies due to the resignation of Mr. Xiaofeng Gao, as disclosed in the Form 8-K filed on July 1, 2024, to serve until their successor have been duly elected and qualified.

Mr. Peng Wang, age 48, has served as the Chief Financial Officer of Puxin Education & Technology Group since October 1, 2017. Mr. Wang has served as a director of Jining Bank and chairman of Jining ShendeTaihe Investment Co., Ltd. since 2008.

Mr. Wang received his Bachelor’s degree of engineering from Shandong University in 1997. Mr. Wang received his master’s degree in political economics and a doctorate degree in international finance from Renmin University of China in 2000 and 2003, respectively. The Board believes that Mr. Wang is well qualified to serve as a member of the Board due to his extensive experience in education and technology in China.

There are no arrangements or understandings between Mr. Wang and any other person pursuant to which Mr. Wang was appointed as a director of the Company. In addition, there is no family relationship between Mr. Wang and any director or executive officer of the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED
(Registrant)

By:	/s/ Bin Fu
Name:	Bin Fu
Title:	Chief Executive Officer

Date: July 25, 2024